

Mail Stop 3628

October 23, 2008

<u>Via Facsimile and U.S. Mail</u>

Theodore E. Guth, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, CA 90064

> **Re: Kaiser Ventures LLC**
> **Schedule TO-I**
> **Filed October 15, 2008**
> **File No. 005-81572**

Dear Mr. Guth:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

Offer to Purchase

When will Kaiser pay for the Units I tender, page 6

1. We note that in the event of proration, you do not expect to be able to commence payment until approximately 10 business days after the expiration date. Please tell us how this payment schedule complies with the requirement to pay promptly after the termination of the offer. Refer to Rules 13e-4(f)(5) and 14e-1(c). Refer also to Section II.D. of Release No. 34-43069 (July 24, 2000).

Determination of Offer Price; Dividends, page 18

2. Please note that security holders need to know what valuation methodologies
    were used in determining the amount of consideration offered. Please revise to
    summarize how the offer price was determined. If you or the general partner
    prepared a valuation for the partnership, please disclose the value along with the
    basis for value. If you decided not to perform a valuation analysis, investors may
    want to know why. Please also disclose any liquidation value that was calculated.
    Refer to Section III.B.1. of Release No. 34-43069.

Source and Amount of Funds, page 18

3. We note that you state the company holds "liquid capital" in the amount
    necessary to purchase units tendered in the tender offer. Please revise to state the
    specific source of funds. Refer to Item 1007(a) of Regulation M-A.

Incorporation by Reference, page 19

4. We note that you appear to be attempting to incorporate by reference
    subsequently filed documents and reports. Please revise the disclosure to
    indicate, if true, that the Schedule TO will be amended to incorporate such
    information since you are not permitted to forward incorporate on Schedule TO.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may
wish to provide us with marked copies of the amended filing to expedite our review.
Please furnish a cover letter with your amended filing that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
material information to investors. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions